Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(September 30, 2015 and 2014)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	September 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents		$87,189	$54,370
Receivables and prepaids		4,317	3,697
Inventories and stockpiled ore	7	20,567	25,450
		112,073	83,517
Non-current assets
Available for sale financial assets and warrant investments	8	1,861	708
Investment in associate		391	586
Restricted cash	9	2,916	7,418
Mining interests	10	547,344	527,449
		$664,585	$619,678

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$32,010	$26,531
Current portion of finance lease obligations		9,002	7,090
Current portion of long term debt	11	—	6,590
Current portion of share based liabilities	12(b(ii))	1,631	394
Deferred premium on flow through shares	3,12(a)	71	3,128
		42,714	43,733
Non-current liabilities
Finance lease obligations		9,836	6,851
Long term debt	11	91,784	89,708
Share based liabilities	12(b(ii))	2,592	1,694
Environmental rehabilitation provision	3	8,087	5,640
		112,299	103,893

Equity
Share capital	3	1,057,131	1,033,623
Equity portion of convertible debentures		14,753	14,753
Reserves	3	33,119	32,297
Deficit		(595,431)	(608,621)
		509,572	472,052
		$664,585	$619,678

Commitments (notes 3 and 12(a))

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

/s/ Alan Moon	/s/ Arnold Klassen

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014

Revenue		$63,048	$63,514	$209,614	$200,064
Production costs	4	(33,943)	(29,783)	(101,163)	(92,188)
Depletion and depreciation		(19,317)	(17,816)	(61,113)	(55,614)
Earnings from mine operations		9,788	15,915	47,338	52,262

Expenses
General and administrative	12(b(ii))	(3,420)	(3,281)	(11,161)	(10,967)
Exploration and evaluation	10	(6,240)	(404)	(18,221)	(851)
Share of loss of investment in associate		(195)	(172)	(195)	(554)
(Loss) earnings from operations and associate		(67)	12,058	17,761	39,890

Other income (loss), net	5	2,466	125	4,590	(409)

Finance items	6
Finance income		185	168	574	369
Finance expense		(3,174)	(4,692)	(9,735)	(14,697)
Net (loss) earnings		$(590)	$7,659	$13,190	$25,153

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss, net of tax
Unrealized gain (loss) on available for sale investments		(157)	206	(255)	68
Comprehensive (loss) income		$(747)	$7,865	$12,935	$25,221

Basic and diluted (loss) earnings per share	12(c)	$(0.00)	$0.02	$0.03	$0.06

Weighted average number of common shares outstanding (in 000’s)	12(c)
Basic		439,228	422,342	436,935	419,367
Diluted		439,228	428,673	442,280	423,919

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014

Operating Activities

Net (loss) earnings		$(590)	$7,659	$13,190	$25,153
Add (Deduct):
Depletion and depreciation		19,317	17,816	61,113	55,614
Share based payments expense	12(b(ii))	1,012	874	3,484	2,676
Share of loss of investment in associate		195	172	195	554
Other (income) loss, net		(2,466)	(125)	(4,590)	409
Finance income		(185)	(168)	(574)	(369)
Interest received		199	199	564	362
Finance expense		3,174	4,692	9,735	14,697
Interest paid		(3,234)	(3,743)	(6,482)	(8,368)
Change in non-cash operating working capital	13	1,901	992	4,942	(606)
Net cash provided by operating activities		19,323	28,368	81,577	90,122

Investing Activities
Additions to mining interests, including movements in working capital		(13,929)	(13,963)	(37,130)	(40,748)
Net cash on acquisition of Temex Resources Corp.		(2,085)	—	(2,085)	—
Available for sale investment		(250)	—	(250)	—
Restricted cash	9	(1,019)	—	(1,327)	(248)
Transfer from restricted cash	9	5,829	—	5,829	—
Net cash used in investing activities		(11,454)	(13,963)	(34,963)	(40,996)

Financing Activities
Long term debt payments	11(b)	—	(3,948)	(7,223)	(21,988)
Payment of finance lease obligations		(2,342)	(1,612)	(7,507)	(3,530)
Common shares issued for cash (net of share issue costs)	12(a)	—	—	—	4,961
Exercise of stock options		77	286	755	481
Net cash used in financing activities		(2,265)	(5,274)	(13,975)	(20,076)

Impact of foreign exchange on cash balances		152	26	180	20

Increase in cash and cash equivalents during the period		$5,756	$9,157	$32,819	$29,070
Cash and cash equivalents at beginning of period		81,433	53,033	54,370	33,120
Cash and cash equivalents at end of period		$87,189	$62,190	$87,189	$62,190

Supplemental cash flow information (note 13)

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Options	Investment revaluation reserve	Deficit	Equity
At January 1, 2015		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052
Shares (net of share issue costs of $122), options and warrants issued on Temex acquisition	3	19,592	$22,408	—	$133	$335			$22,876
Shares issued as part of impact and benefit agreement, net of share issuance costs of $15	10	50	41	—	—	—	—	—	41
Share based payments	12(b(ii))	—	—	—	—	913	—	—	913
Stock options exercised (including transfer from reserves of $304)		1,233	1,059	—	—	(304)	—	—	755
Net earnings and comprehensive income		—	—	—	—	—	—	13,190	13,190
Other comprehensive loss, net of tax		—	—	—	—	—	(255)	—	(255)
Total comprehensive (loss) income							(255)	13,190	12,935
At September 30, 2015		456,308	$1,057,131	$14,753	$2,602	$30,772	$(255)	$(595,431)	$509,572

		Share capital		Equity portion	Reserves
	Note	Shares (‘000s)	Amount	of convertible debentures	Warrants	Share based payments	Investment revaluation reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Flow through shares issued	12(a)	5,300	4,077	—	—	—	—	—	4,077
Shares issued as part of impact and benefit agreement		50	45	—	—	—	—	—	45
Share based payments	12(b(ii))	—	—	—	—	887	—	—	887
Stock options exercised (including transfer from share based payments reserves of $72)		553	657	—	—	(177)	—	—	480
Net income		—	—	—	—	—	—	25,716	25,716
Other comprehensive loss, net of tax		—	—	—	—	—	68	—	68
Total comprehensive loss							68	25,716	25,784
At September 30, 2014		422,523	$1,022,041	$14,753	$2,469	$29,392	$305	$(606,519)	$462,441
Flow through shares issued		12,900	11,575	—	—	—	—	—	11,575
Share based payments		—	—	—	—	447	—	—	447
Stock options exercised (including transfer from share based payments reserves of $116)		10	7	—	—	(11)	—	—	(4)
Net income and comprehensive income		—	—	—	—	—	—	(2,102)	(2,102)
Other comprehensive loss, net of tax		—	—	—	—	—	(305)	—	(305)
Total comprehensive income							(305)	(2,102)	(2,407)
At December 31, 2014		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2014, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the 2014 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on October 28, 2015.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2014 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2014 annual consolidated financial statements. Additional areas requiring a higher degree of judgment for the three and nine months ended September 30, 2015 include the valuation of the acquired assets and liabilities of Temex Resources Corp. (note 3) and the classification of the investment in IDM Mining Ltd. as an available for sale investment (note 8(a)).

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

On July 22, 2015, the IASB deferred the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted). The Company is currently evaluating the impact of IFRS 15 on its condensed consolidated interim financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its condensed consolidated interim financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s condensed consolidated interim financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its condensed consolidated interim financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments will not impact the Company’s condensed consolidated interim financial statements.

3.              ACQUISITION OF TEMEX RESOURCES CORP.

On September 18, 2015 (“the acquisition date”), Lake Shore Gold acquired all of the issued and outstanding common shares of Temex Resources Corp (‘Temex”) by issuing 19,591,526 common shares of the Company (each Temex common share outstanding on September 18, 2015 was exchanged for 0.105 of a Lake Shore Gold common share). The outstanding Temex stock options, warrants and certain brokers compensation options (the “finder units”) were exchanged into 1,055,250 options, 1,324,250 warrants and 157,478 finder units of Lake Shore Gold, at the same exchange ratio of 0.105.

The acquisition has been accounted for as an asset acquisition under IFRS. The Lake Shore Gold shares issued were valued at $22,530 and options and warrants at $335 and $133, respectively (the latter including value of finder units at $57). The Company incurred related transaction costs of $2,964 and share issue costs of $122.

The fair value of stock options, warrants and finder units was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.32 and $0.09, respectively, for options and warrants granted (the latter including grant date fair value of finder units of $0.24) was estimated using the following assumptions: no dividends are to be paid; volatility of 62% to 83% and 63%, respectively, for options and warrants; risk free interest rate of 0.4% to 0.5% and 0.4%, respectively for options and warrants; and expected life of 0.3 to 3.8 years and 0.5 years, respectively, for options and warrants.  The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and warrants, and the Company is not required to make payments for such amounts or transactions.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The purchase price ascribed to the non-working capital assets and liabilities acquired, of $25,762, was allocated between the various non-working capital assets and liabilities acquired based on their relative fair values at the acquisition date.

Cash, net of $500 transferred from Lake Shore Gold	$1,001
Investments in publicly listed companies	114
Property, plant and equipment	65
Mining interest	27,483
Deferred premium on flow through shares	(71)
Working capital	(727)
Environmental rehabilitation provision	(1,900)
Purchase price	$25,965

Consideration:
Common shares, net of share issue costs	$22,408
Options, warrants and finder units	470
Cash	3,087
Total purchase price consideration	$25,965

a)             Environmental rehabilitation provision

Through the acquisition of Temex, the Company now holds a 60% interest in a joint venture (“JV”) with Goldcorp Canada Ltd. (“Goldcorp”) (as manager, and on behalf, of the Porcupine Gold Mines Joint Venture (a joint venture between Goldcorp Inc. and Goldcorp)) in the Whitney property. The property includes the past producing Hallnor, Broulan Reef and Bonetal mines (together the “Whitney property”). Participants’ interests in the JV can be diluted if electing not to participate on an approved budget and program, subject to certain terms and conditions. When a participant’s interest is diluted to less than 10%, the participant’s interest would be converted to a net smelter royalty, subject to certain other provisions.

The Company has assumed up to $3,000 of historic closure liabilities as they relate to the Whitney property (Goldcorp is responsible for the first $3,300 of the historic closure liabilities with the remaining to be shared 60:40 between Goldcorp and the Company; however, the Company’s liability for the historic closure liabilities is capped at $3,000). The Company estimated the nominal value of the closure obligation liability at $3,000 at the time of acquisition and recognized an environmental closure provision of $1,900 through its purchase accounting. The present value of the provision has been calculated using a nominal pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at September 18, 2015 of 2.3% and estimated time of 20 years for the rehabilitation provision to be incurred. Uncertainties in the timing for use of this provision include changes in the future that could impact the timing of closing any potential mine to be developed on the Whitney property.

Lake Shore Gold is the operator of the JV; Goldcorp retains responsibility for the closure plan (which includes the historic closure liabilities and new closure liabilities as a result of the operations of the JV). To date Goldcorp has not funded its full share of the 2013 and 2014 approved exploration programs; the Company can elect to either dilute Goldcorp, or purchase Goldcorp’s interest in the JV; no election has been made to date.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The JV is accounted as a joint operation with the Company consolidating its share of the assets and liabilities of the JV (being the mining interest and environmental closure provision).

b)             Deferred premium on flow through shares

On March 7, 2014 Temex closed a private placement, pursuant to which it received $2,775 by issuing flow through common shares; $252 was recognized as deferred premium on flow through shares at the time of their issuance. The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”); $1,993 had been spent to September 18, 2015 by Temex. The Company valued the deferred premium liability at $71 on acquisition date.

4.              PRODUCTION COSTS

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Raw materials and consumables	$14,777	$13,693	$43,179	$41,051
Salaries and employee benefits	9,964	8,352	30,509	26,511
Contractors	5,191	5,792	15,110	16,841
Definition and delineation drilling	731	861	2,741	3,255
Royalties	1,391	1,444	4,532	4,527
Rentals and operating leases	351	262	863	805
Change in inventories	1,326	(726)	3,450	(1,190)
Share based payments	90	92	322	275
Other	122	13	457	113
	$33,943	$29,783	$101,163	$92,188

5.              OTHER INCOME (LOSS), NET

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Unrealized and realized gain on embedded derivatives note 11(b(i))	$—	$1,985	$2,757	$3,774
Unrealized and realized foreign exchange gain (loss), net	126	(1,961)	(2,579)	(4,358)
Amortization of deferred premium on flow through shares note 12(a)	1,056	101	3,128	101
Recovery of previously writen off amounts due from an associate note 8(a(i))	1,146	—	1,146	—
Gain on deemed disposition of investment in associates note 8(a(ii))	—	—	—	1,038
Gain on fixed assets disposal	236	—	236	—
Unrealized loss on mark to market of warrant investments note 8 (b)	(98)	—	(98)	—
Write down of unamortized transaction costs on loan prepayment note 11(b(ii))	—	—	—	(964)
Other income (loss), net	$2,466	$125	$4,590	$(409)

Unrealized and realized foreign exchange loss for the three and nine months ended September 30, 2015 includes $Nil and $2,759, respectively for the periods, of unrealized and realized loss (same periods in 2014 - $1,986 and $4,378, respectively) from certain embedded derivatives (note 11(b(i))).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

6.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest income on bank deposits	$185	$168	$574	$369
Finance income	$185	$168	$574	$369
Borrowing costs and other interest expense	$(3,161)	$(4,685)	$(9,695)	$(14,653)
Unwinding of the discount on environmental rehabilitation provision	(13)	(7)	(40)	(44)
Finance expense	$(3,174)	$(4,692)	$(9,735)	$(14,697)
Net finance items	$(2,989)	$(4,524)	$(9,161)	$(14,327)

Borrowing costs for the three and nine months ended September 30, 2015 and 2014 include the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gold Loan interest expense and amortization of transaction costs note 11((b(i))	$—	$781	$631	$2,775
Standby Line interest expense and unwinding of discount	—	802	—	3,154
Debentures interest and accretion	2,930	2,797	8,545	8,116
Borrowing costs	$2,930	$4,380	$9,176	$14,045

Other interest expense includes bank charges and interest expense related to finance leases of $231 and $519, respectively for the three and nine months ended September 30, 2015 (same periods in 2014 - $305 and $608, respectively).

7.              INVENTORIES AND STOCKPILED ORE

As at	September 30, 2015	December 31, 2014
Gold in circuit	$8,792	$8,170
Stockpiled ore	2,342	4,304
Bullion	366	5,118
Materials and supplies inventory	9,067	7,858
	$20,567	$25,450

The cost of inventories and stockpiled ore recognized as an expense during the three and nine months ended September 30, 2015 (excluding royalty expense of $1,391 and $4,532, respectively) is $32,552 and $96,631 (same periods in 2014 — $28,339 and $87,661, respectively, excluding royalty expense of $1,444 and $4,527). There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2015 and 2014.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

8.              AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

Available for sale financial assets and warrant investments at September 30, 2015 and December 31, 2014 are as follows:

As at	September 30, 2015	December 31, 2014
Available for sale investments	$1,588	$708
Warrant investments	273	—
	$1,861	$708

a)             Available for sale financial assets

Available for sale financial assets includes the Company’s investment in IDM Mining Ltd. (“IDM”) of $1,373 and $215 investments in certain junior mining companies (including certain investments acquired as part of the Temex acquisition on September 18, 2015 — note 3).

(i)            Recovery of amount due from IDM Mining Ltd.

In connection with the sale in 2012 of the Company’s Mexican property portfolio to IDM, IDM agreed to pay to the Company, on or before December 31, 2017, $5,000 (the “IDM obligation”) or, at IDM’s election, issue common shares of IDM having an equivalent market value, subject to an upper limit of 25 million shares. On July 31, 2015, as agreed between the Company and IDM as evidenced by a letter of intent  signed on June 10, 2015 (the “letter of intent”), the Company received 7.5 million common shares of IDM (valued at $788)  20 million warrants to acquire common shares of IDM (valued at $358), in settlement of the IDM obligation. The Company had not assigned any value to the IDM obligation in 2012 and accordingly in the period ended September 30, 2015 recognized a gain of $1,146 on the settlement of the IDM obligation.

The 20 million warrants have an exercise price of $0.20 per common share, exercisable at any time during the 60 months following issuance, provided that if IDM shares trade on a public market at or above a price of $0.40 per share for 20 consecutive trading days, the Company will be required to exercise the warrants within 30 days.

Also on August 13, 2015, as provided in the letter of intent, the Company participated in a financing by IDM in the amount of $250 for 2.5 million common shares of IDM and warrants to acquire 1.25 million common shares of IDM at a purchase price of $0.15 at any time during the 24 months following their issuance. The purchase price of $250 was allocated between commons shares ($237) and warrants ($13), based on their relative fair values on the purchase date.

The letter of intent provides that for so long as the Company holds not less than 9.9% of the issued and outstanding common shares of IDM, Lake Shore Gold shall have the right, but not the obligation, to nominate one director to the board of directors of IDM. Following the receipt of the shares and warrants, the Company elected not to exercise its right to nominate a director to the board of IDM for a period of 6 months.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

As at September 30, 2015, the Company holds 14,452,290 common shares of IDM (4,452,290 at December 31, 2014), representing approximately 19% of IDM’s issued and outstanding common shares. The Company is accounting for its investment in IDM as an available for sale investment as it does not have significant influence over IDM.

(ii)        Transfer of investment in IDM to available for sale investments (2014)

In the second quarter of 2014, the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision to not participate in a financing by IDM; the investment in IDM was transferred from investments in associates to available for sale investments since IDM was no longer considered an associate of the Company and the Company recorded a gain of $1,038 on the transfer.

b)             Warrant investments

The warrant investments includes 21.25 million warrants of IDM (see note 8(a(i))) as follows:

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date

IDM Mining Ltd.	July 31, 2015	20,000,000	$0.20	July 31, 2020
	August 13, 2015	1,250,000	$0.15	August 13, 2017
		21,250,000

The value of warrants at acquisition date ($358 and $13, respectively for the July 31, 2015 and August 13, 2015 warrants (see note 8(a(i))) was determined using the Black Scholes option pricing model with the following assumptions:  no dividends are to be paid; implied volatility of 40%; risk free interest rate of 0.8% and 0.5%, respectively for the July 31, 2015 warrants and August 13, 2015 warrants; and an expected life of  five years and two years, respectively.

The warrants are marked to market at each period end with the change in fair value recorded in other income (loss) on the Statement of Comprehensive (Loss) Income. For the three and nine months ended September 30, 2015, the Company recorded an unrealized loss of $98. The value of warrants at September 30, 2015 was determined using the Black Scholes option pricing model with the following assumptions:  no dividends are to be paid; implied volatility of 40%; risk free interest rate of 0.5% and 0.4%, respectively for the July 31, 2015 warrants and August 13, 2015 warrants; and expected life of 4.8 years and 1.9 years, respectively.

9.              RESTRICTED CASH

Restricted cash has historically included secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development and Mines (“MNDM”), as security for the Company’s obligations under the Closure Plans submitted for various properties, and letters of credit issued under an agreement with the Independent Electricity System Operator of Ontario (“IESO”) as follows:

As at	September 30, 2015	December 31, 2014
Ministry of Northern Development and Mines	$—	$5,521
Independent Electricty System Operator	2,916	1,897
	$2,916	$7,418

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

During the third quarter of, 2015, Lake Shore Gold completed a surety bond arrangement with Zurich Insurance Company (the “Issuer”) for $5,829, whereby the Company replaced the letters of credits with MNDM ($5,521 outstanding at December 31, 2014 and $308 issued during the second quarter of 2015) with two unsecured surety bonds. The surety bonds are renewable annually and bear annual interest of 1.25%. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any portion of the Closure Plans by way of a draw-down of the surety bonds as directed by the MNDM.

10.       MINING INTERESTS

Period ended September 30, 2015	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2015	$455,240	$105,182	$560,422	$191,001	$751,423
Additions, including transfer from construction in progress of $4,170	33,241	—	33,241	15,905	49,146
Construction in progress	—	—	—	1,411	1,411
Acquisition of Temex Resources Corp. note 3	—	27,483	27,483	65	27,548
Acquisition of 100% of Vogel property	—	709	709	—	709
Change in estimate and discount rate (environmental closure assets)	519	—	519	—	519
Disposals	—	—	—	(5,823)	(5,823)
Cost at September 30, 2015	$489,000	$133,374	$622,374	$202,559	$824,933
Accumulated depreciation and depletion
At January 1, 2015	$153,256	$—	$153,256	$70,718	$223,974
Depreciation	—	—	—	$9,484	9,484
Depletion	49,877	—	49,877	—	49,877
Disposals	—	—	—	(5,746)	(5,746)
Accumulated depreciation and depletion at September 30, 2015	$203,133	$—	$203,133	$74,456	$277,589
Carrying value at September 30, 2015	$285,867	$133,374	$419,241	$128,103	$547,344

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Year ended December 31, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,059	$104,509	$516,568	$165,666	$682,234
Additions	43,181	673	43,854	20,781	64,635
Construction in progress	—	—	—	4,554	4,554
Cost at December 31, 2014	$455,240	$105,182	$560,422	$191,001	$751,423
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	13,297	13,297
Depletion	60,028	—	60,028	—	60,028
Accumulated depreciation and depletion at December 31, 2014	$153,256	$—	$153,256	$70,718	$223,974
Carrying amount at December 31, 2014	$301,984	$105,182	$407,166	$120,283	$527,449

On January 5, 2015, the Company entered into an agreement to acquire a 100% interest in the Vogel property, located contiguous to the Bell Creek Mine, for $709; the agreement closed on March 3, 2015. Previously the Company had a mining lease on the property and was paying an advance royalty.

During the first quarter of 2015, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $56 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($296 and $841, respectively, for the three and nine months ended September 30, 2015; $308 and $959, respectively, for same periods in 2014).

Exploration Spending

Exploration and evaluation of $6,240 and $18,221, respectively for the three and nine months ended September 30, 2015, includes $6,011 and $17,458, respectively, for drilling and other exploration work at the 144 property ($404 and $851 for the same periods in 2014, respectively, with $190 spending at the 144 property in both periods).

11.       LONG TERM DEBT

As at	September 30, 2015	December 31, 2014
Convertible Debentures (a)	$91,784	$89,708
Gold Loan (b)	—	6,590
Total long term debt	$91,784	$96,298
Current portion of long term debt (b)	—	6,590
Long term debt	$91,784	$89,708

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

(a)         Convertible Debentures

As at	September 30, 2015	December 31, 2014
Balance at beginning of period	$89,708	$85,292
Interest expense and unwinding of discount	8,545	10,885
Interest payments	(6,469)	(6,469)
	$91,784	$89,708

In September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1.0 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The Company may purchase the Debentures in the market at any time, subject to regulatory requirements.

The option of the holders to convert the Debentures into common shares of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

(b)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement (“Initial Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involved two components: a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015; and, a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013. The annual interest rate for the Standby Line was 9.75% compounded monthly.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The Gold Loan was repaid through monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment, with the last payment made on May 29, 2015. The Standby Line was fully repaid as at December 31, 2014.

The Sprott debt facility had certain financial covenants, as disclosed in note 17 of the Company’s annual consolidated financial statements. The Company was in full compliance with all debt covenants throughout the period from January 1, 2015 through the date of the last payment, May 29, 2015 and throughout the year ended December 31, 2014.

(i)            Gold Loan

As at	September 30, 2015	December 31, 2014
Accreted principal, net of unamortized transaction costs	$—	$7,315
Embedded Derivative asset	—	(1,412)
Minimum Return Derivative liability	—	687
	$—	$6,590
Current portion of Gold Loan	—	7,315
Current portion of embedded derivative asset	—	(725)
Long term portion of Gold Loan	$—	$—

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contained a derivative which was embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative was marked to market at each period end with changes in fair value recorded as other income (loss) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision was considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative was equivalent to the additional amount (if any) the Company would have to pay at the maturity of the Gold Loan to ensure the return to Sprott was at least 7.5%; the derivative was marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss). At May 29, 2015 (the last payment on the Gold Loan), the Company paid $92 for the Minimum Return Derivative.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Gold Loan changes for three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30, 2015			Nine months ended September 30, 2015
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$—	$—	$—	$7,650	$(335)	$7,315
Cash payments	—	—	—	(7,223)	—	(7,223)
Interest expense	—	—	—	296	335	631
Realized derivative gain	—	—	—	(2,070)	—	(2,070)
Realized foreign exchange loss	—	—	—	1,347	—	1,347
At September 30, 2015	$—	$—	$—	$—	$—	$—

	Three months ended September 30, 2014			Nine months ended September 30, 2014
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$16,122	$(740)	$15,382	$23,894	$(1,140)	$22,754
Cash payments	(3,948)	—	(3,948)	(11,988)	—	(11,988)
Interest expense	578	203	781	2,172	603	2,775
Realized derivative gain	(1,012)	—	(1,012)	(2,857)	—	(2,857)
Realized foreign exchange loss	236	—	236	755	—	755
At September 30, 2014	$11,976	$(537)	$11,439	$11,976	$(537)	$11,439

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30, 2015			Nine months ended September 30, 2015
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$—	$—	$—	$(1,412)	$687	$(725)
Unrealized derivative gain	—	—	—	—	(687)	(687)
Unrealized foreign exchange loss	—	—	—	1,412	—	1,412
At September 30, 2015	$—	$—	$—	$—	$—	$—

	Three months ended September 30, 2014			Nine months ended September 30, 2014
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(2,559)	$191	$(2,368)	$(6,702)	$2,406	$(4,296)
Unrealized derivative (gain) loss	(1,577)	604	(973)	694	(1,611)	(917)
Unrealized foreign exchange loss	1,750	—	1,750	3,623	—	3,623
At September 30, 2014	$(2,386)	$795	$(1,591)	$(2,385)	$795	$(1,590)

(ii)          Standby Line

As at December 31, 2014, the Standby Line was fully repaid with $5,000 paid in December 2013 and the remaining balance of $30,000 paid in 2014, the latter including $10,000 on June 4 without penalty and $20,000 on December 31 together with a 6% prepayment fee ($1,200) and a 1% rollover fee ($200) as provided in the Modification Agreement. $3,356 of unamortized transaction costs were written off as at December 31, 2014 ($Nil and $964, respectively, for the three and nine months ended September 30, 2014 related to the prepayment on June 4, 2014).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

During the three and nine months ended September 30, 2015 the Company incurred $Nil of interest expense and unwinding of discount related to the Standby Line (same periods in 2014 - $802 and $3,154, respectively), and paid $Nil in respect of interest expense (same periods in 2014 - $501 and $1,901, respectively).

12.       EQUITY

a)             Share capital

In 2014, the Company raised gross proceeds of $20,128 by issuing flow through common shares under two private placements (5.3 million flow through common shares at $0.95 per flow through share issued in May 2014 and 12.9 million flow through common shares at $1.17 per flow through share issued in December 2014). The net proceeds from the flow through financings of $19,310 were recorded as share capital ($15,652) and deferred premium liability ($3,658). The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent all required CEE spending to September 30, 2015 ($2,980 to December 31, 2014).

During the three and nine months ended September 30, 2015, the Company amortized $1,056 and $3,128 (same periods in 2014 - $101 and $101, respectively) of deferred premium (recorded in other income (loss)).

b)             Reserves

i)                Share Options

As at September 30, 2015, the Company had 20,917,977 options outstanding of which 11,477,393 are exercisable. Movements in share options during the nine months ended September 30, 2015 and 2014 were as follows:

	September 30, 2015		September 30, 2014
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	21,915,856	$1.55	24,245,365	$1.89
Granted note 3	1,055,250	$1.96	495,000	$0.79
Forfeited and expired	(819,000)	$2.32	(3,492,799)	$1.92
Exercised	(1,234,129)	$0.59	(553,000)	$0.87
Outstanding, end of period	20,917,977	$1.60	20,694,566	$1.89
Exercisable, end of period	11,477,393		10,290,000

ii)            Share based payment expense

Share based payment expense includes the stock option expense for the period and the expense related to the performance share units (“PSUs”) and deferred share units (“DSUs”).

During the three and nine months ended September 30, 2015, the Company recognized $720 and $2,520, respectively (same periods in 2014, $657 and $1,778, respectively) of share based payment expense related to PSUs and DSUs. Share based liabilities at September 30, 2015 and December 31, 2014 were

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

$4,223 and $2,088, respectively (of which $1,631 and $394 represented current share based liabilities at September 30, 2015 and December 31, 2014, respectively).

Share based payment expense recognized for the period is allocated to production costs (expense related to stock options granted to mine employees) and general and administrative costs (expense related to PSUs, DSUs and stock options granted to directors and corporate employees).

The allocation of the share based payment expense (including stock options related expense and PSUs and DSUs expense) in the condensed consolidated statements of comprehensive (loss) income for the three and nine month periods ended September 30, 2015 and 2014 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
General and administrative	$923	$775	3,163	2,381
Production costs	89	99	321	295
Total share based payment expense	$1,012	$874	3,484	2,676

c)              Basic and diluted (loss) earnings per share

The basic and diluted (loss) earnings per share for the three and nine months ended September 30, 2015 and 2014 is calculated as shown in the table below. The diluted earnings per share for the nine months ended September 30, 2015 and three and nine months ended September 30, 2014 includes the impact of certain outstanding options and warrants; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive. The calculation of the loss per share for the three months ended September 30, 2015 does not include impact of the outstanding options, convertible debentures and warrants as the impact would have been anti-dilutive.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net earnings	$(590)	$7,659	$13,190	$25,153
Weighted average basic number of common shares outstanding (in ‘000s)	439,228	422,342	436,935	419,367
Basic (loss) earnings per share	$(0.00)	$0.02	$0.03	$0.06

Weighted average diluted number of common shares outstanding (in ‘000s)	439,228	428,673	442,280	423,919
Diluted (loss) earnings per share	$(0.00)	$0.02	$0.03	$0.06

Weighted average diluted number of common shares for the three and nine months ended September 30, 2015 and 2014 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Weighted average commons share outstanding	439,228	422,342	436,935	419,367
In the money shares - share options	—	6,331	5,338	4,552
In the money shares - warrants	—	—	7	—
Weighted average diluted number of common shares outstanding	439,228	428,673	442,280	423,919

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

13.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Change in operating working capital
(Increase) decrease in receivables and prepaids	$(31)	$287	$(111)	$8
Decrease (increase) in inventories and stockpiled ore	765	(879)	2,357	(4,609)
Increase in accounts payable and accrued liabilities	1,167	1,584	3,081	3,995
Decrease in current portion of share based payments	—	—	(385)	—
	$1,901	$992	$4,942	$(606)

Cash and cash equivalents at September 30 consist of:
Cash			$29,780	$32,120
Short term investments			57,409	30,070
			$87,189	$62,190

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Non-cash investing and financing activities
Mining interests
Value allocated pursuant to Temex Resource Corp. acquisition	$24,585	$—	$24,585	$—
Finance leases	6,714	1,231	11,923	9,270
Reduction (increase) in working capital related to mining interests	571	1,136	1,292	(1,506)
Changes in mine closure assets	503	233	503	795
Shares issued as part of impact and benefit agreement	—	—	56	45
	$32,373	$2,600	$38,359	$8,604
Share Capital
Shares issued on acquisition of Temex Resources Corp., net of share issue costs	$22,408	$—	$22,408	$—
Transfer of amounts from contributed surplus	19	105	304	177
Shares issued as part of impact and benefit agreement	—	—	56	45
Deferred premium on flow through financing	—	—	—	(885)
	$22,427	$105	$22,768	$(663)

14.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments, finance (loss) income, net, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at and for the three months ended September 30, 2015

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$63,048	$—	$—	$63,048
Earnings from mine operations	9,788	—	—	9,788
Expenses
General and administrative	—	—	(3,420)	(3,420)
Exploration and evaluation	—	(6,240)	—	(6,240)
Share of loss of investments in associate	—	—	(195)	(195)
Earnings (loss) from operations	9,788	(6,240)	(3,615)	(67)
Other income	—	—	2,466	2,466
Finance items (net)	—	—	(2,989)	(2,989)
Net earnings (loss)	$9,788	$(6,240)	$(4,138)	$(590)
Expenditures on mining interests including movements in working capital	$13,220	$709	$—	$13,929
Total assets	$438,885	$133,943	$91,757	$664,585
Total liabilities	$54,325	$—	$100,688	$155,013

As at and for the nine months ended September 30, 2015

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$209,614	$—	$—	$209,614
Earnings from mine operations	47,338	—	—	47,338
Expenses
General and administrative	—	—	(11,161)	(11,161)
Exploration and evaluation	—	(18,221)	—	(18,221)
Share of loss of investments in associate	—	—	(195)	(195)
Earnings (loss) from operations and associate	47,338	(18,221)	(11,356)	17,761
Other income	—	—	4,590	4,590
Finance items (net)	—	—	(9,161)	(9,161)
Net earnings (loss)	$47,338	$(18,221)	$(15,927)	$13,190
Expenditures on mining interests including movements in working capital	$36,421	$709	$—	$37,130
Total assets	$438,885	$133,943	$91,757	$664,585
Total liabilities	$54,325	$—	$100,688	$155,013

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended September 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$63,514	$—	$—	$63,514
Earnings from mine operations	15,915	—	—	15,915
Expenses
General and administrative	—	—	(3,281)	(3,281)
Exploration and evaluation	—	(404)	—	(404)
Share of loss of investments in associates	—	—	(172)	(172)
Earnings (loss) from operations and associates	15,915	(404)	(3,453)	12,058
Other loss	—	—	125	125
Finance items (net)	—	—	(4,524)	(4,524)
Net earnings (loss)	$15,915	$(404)	$(7,852)	$7,659
Expenditures on mining interests including movements in working capital	$13,563	$400	$—	$13,963
As at December 31, 2014
Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$—	$105,602	$147,626

Nine months ended September 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$200,064	$—	$—	$200,064
Earnings from mine operations	52,262	—	—	52,262
Expenses
General and administrative	—	—	(10,967)	(10,967)
Exploration and evaluation	—	(851)	—	(851)
Share of loss of investments in associates	—	—	(554)	(554)
Earnings (loss) from operations and associates	52,262	(851)	(11,521)	39,890
Other loss	—	—	(409)	(409)
Finance items (net)	—	—	(14,328)	(14,328)
Net earnings (loss)	$52,262	$(851)	$(26,258)	25,153
Expenditures on mining interests including movements in working capital	$40,348	$400	$—	$40,748
As at December 31, 2014
Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$—	$105,602	$147,626

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive (loss) income) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2015 and December 31, 2014 are as follows:

As at,	September 30, 2015	December 31, 2014
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$87,189	$54,370
Warrant investments	273	—
Restricted cash	2,916	7,418
Embedded Derivative asset note 11(b)	—	1,412
	$90,378	$63,200
Loans and receivable, measured at amortized cost
Receivables	$3,748	$3,395
Available-for-sale, measured at fair value
Investments in public companies	$1,588	$708
Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 11(b)	$—	$687
Other financial liabilities, measured at fair value
Share based liabilities	$4,223	$2,088
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$32,010	$26,531
Long term debt note 11	91,784	96,298
	$123,794	$122,829

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at September 30, 2015 is $106,605 (December 31, 2014 - $97,021).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	September 30, 2015	December 31, 2014
As at	Level 1	Level 1
Cash and cash equivalents	$87,189	$54,370
Restricted cash	$2,916	$7,418
Investments in public companies	$1,588	$708

	Level 2	Level 2
Gold Loan liability	$—	$7,049
Embedded Derivative asset note 11(b)	$—	$1,412
Minimum Return Derivative liability note 11(b)	$—	$687
Warrant investments	$273	$—
Share based liabilities	$4,223	$2,088

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative asset were determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities is determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.